EXHIBIT 99.2

                         Independent Accountants' Report
                         -------------------------------


The Board of Directors

BMW Financial Services NA, LLC

We have examined management's assertion that the servicing of consumer finance receivables owned by BMW Vehicle Owner Trust 2002-A has been conducted by BMW Financial Services NA, LLC, in its capacity as servicer, in compliance with the servicing standards in all material respects, as set forth in Articles IV and V of the Sale and Servicing Agreement dated May 1, 2002 (the Agreement), as of and for the year ended December 31, 2003. BMW Financial Services NA, LLC's management is responsible for the assertion. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting management's assertion that the servicing of receivables has been conducted in compliance with the servicing standards as set forth in Articles IV and V of the Agreement, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management's assertion that the servicing of the receivables has been conducted by BMW Financial Services NA, LLC, as Servicer, in compliance with the servicing standards as set forth in Articles IV and V of the Sale and Servicing Agreement dated May 1, 2002 as of and for the year ended December 31, 2003 is fairly stated, in all material respects.

This report is intended solely for the information and use of the management of BMW Financial Services NA, LLC, and is not intended to be and should not be used by anyone other than the specified party.

                                    KPMG LLP



March 25, 2004